UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2026 (Report No. 4)

Commission file number: 001-41502

WEARABLE DEVICES Ltd.

(Translation of registrant’s name into English)

5 Ha-Tnufa Street

Yokne-am Illit, Israel 2066736

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is Wearable Devices Ltd.’s (the “Company”) press release issued on August 11, 2026, titled “Wearable Devices Receives U.S. Patent Grant for Biometric User Authentication in Gesture and Voice-Controlled Interface Device.”

The first three and the fifth paragraphs and the section titled “Forward-Looking Statements Disclaimer” in the press release attached hereto as Exhibit 99.1 are incorporated by reference into the registration statements on Form S-8 (File Nos. 333-291857, 333-290148, 333-284010, 333-269869, 333-274343 and 333-293968) and on Form F-3 (File No. 333-274841, 333-291100 and 333-295793) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release issued by Wearable Devices Ltd., dated August 11, 2026, titled “Wearable Devices Receives U.S. Patent Grant for Biometric User Authentication in Gesture and Voice-Controlled Interface Device.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wearable Devices Ltd.

Date: August 11, 2026	By:	/s/ Asher Dahan
Asher Dahan
Chief Executive Officer

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